Sheet1

	as of July 25, 2000 - REVISED
PASSED	FUNDS	2. Indep Auditors	% of Voted	% of Total	3. Trustees to Reg the fund Master/Feeder Structure	% of Voted	% of Total
7/25	Senior Floating Rate
item #'s	For All	251,376,945	93.36	92.36	234,691,597	87.16	86.23
1, 2 & 3	Withhold All	4,190,298	1.55	1.53	12,550,276	4.66	4.61
	For All Except	13,670,416	5.07	5.02	21,995,786	8.16	8.08
	Broker Non-Vote

Last Updated on 04/19/2001
By MLMAG